Omega Flex, Inc.
451 Creamery Way
Exton, PA 19341

BY FAX (202) 772-9219

July 22, 2005

Jennifer Hardy, Esq.
Andrew Schoeffler, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

          RE: Omega Flex, Inc.
         Registration Statement on Form 10 (File No. 000-51372)
         Acceleration Request

Ladies and Gentlemen:

        Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, Omega Flex, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 3:00 P.M., Washington, D.C. time, on Friday, July 22, 2005 or as soon thereafter as practicable.

The Company hereby acknowledges that:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing. In addition, it would be appreciated if the Commission would advise our general counsel, Timothy P. Scanlan, Esq. (413-564-5849), by telephone upon the Registration Statement becoming effective.

Sincerely, OMEGA FLEX, INC. BY: /S/Kevin Hoben —————————————— Kevin Hoben President/s/